Exhibit 99.1

Locafy Reports Fiscal First Quarter 2024 Results

Fiscal First Quarter 2024 Highlighted by Strategic Partnerships, Maintained Gross Margin of 81%, and 53% Year-Over-Year Cost of Sales Decrease

Continued Cost-Efficiency Initiatives Help Drive Locafy Closer to Profitability; Milestone Expected Early in Calendar-Year 2024

PERTH, Australia – November 27, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), a globally recognized software-as-a-service technology company specializing in local search engine marketing, today reported financial results for the 2024 fiscal first quarter ended September 30, 2023. All financial results are reported in Australian Dollars (AUD).

Recent Operational Highlights

●	Announced an enterprise partnership with Method, an Australian digital marketing agency with local-scale expertise. Method has been using Locafy’s products over several years and has grown to enterprise partner scale through an expanded client network and significant growth. Through this continued partnership, Method will ramp-up its deployment of Locafy’s Entity-Based SEO product suite to further supplement its growth and increase its market share.
●	Announced a strategic partnership with TransUnion to expand Locafy’s publishing network. This partnership will allow for the publication of 17 million business listings in Hotfrog.com, a top-20 free online directory which Locafy acquired in 2016. The collaboration will assist in increasing Locafy’s existing publishing network by 34% to approximately 66 million pages.

Management Commentary

“Our fiscal first quarter included several achievements that we believe position our business for strong growth over the rest of fiscal 2024,” said Locafy CEO Gavin Burnett. “Despite a series of billing relief extensions granted to customers impacted by our recent platform upgrades and transitions, we believe we made progress across our growth strategy pillars. We confirmed an enterprise partnership, expanded our publishing network, significantly advanced our cost-efficiency initiatives, and continued driving successful software trials to further validate our technology.

“Since the end of the quarter, we’ve transitioned our focus to accelerating growth and achieving profitability in the upcoming calendar year. We are confident that our recent enterprise partnerships have helped us develop a strong business development pipeline and believe in the significant tailwinds for our technology throughout our industry. We’re encouraged by our demand outlook and look forward to driving continued adoption of our solutions in calendar-year 2024.”

Fiscal First Quarter 2024 Financial Results

Results compare the 2024 fiscal first quarter end (September 30, 2023) to the 2023 fiscal first quarter end (September 30, 2022) unless otherwise indicated.

●	Total operating revenue decreased 24.3% to $1.1 million from $1.4 million in the comparable year-ago period.

○	Subscription revenue decreased 28.2% to $768,000 from $1.1 million in the comparable year-ago period. Compared to the 2023 fiscal fourth quarter, subscription revenue decreased 15.4%. The decrease in subscription revenue was primarily attributable to the Company’s extended billing relief to customers whose campaigns were affected by the transition onto Locafy’s upgraded technology platform (the “Platform”), together with the tapering of the Company’s labor-intensive educational program and Brand Boost products in the near term.

○	Advertising revenue increased 12.2% to $97,000 from $87,000 in the comparable year-ago period. Compared to the 2023 fiscal fourth quarter, advertising revenue increased 27.0%.
○	Data revenue decreased 11.0% to $214,000 from $240,000 in the comparable year-ago period. Compared to the 2023 fiscal fourth quarter, data revenue increased 2.1%.
○	Services revenue decreased 78% to $9,000 from $40,000 in the comparable year-ago period. Compared to the 2023 fiscal fourth quarter, services revenue decreased 87.2%. These decreases are primarily due to comparatively lower custom website builds undertaken by the Company as it completed the transition of its customer base to the Platform.

●	Cost of sales decreased 53.2% to $205,000 from $438,000 in the comparable year-ago period. Compared to the 2023 fiscal fourth quarter, cost of sales decreased 10.8%.
●	Gross margin increased to 81.1% from 69.5% for the comparable year-ago period. Compared to the 2023 fiscal fourth quarter, gross margin remained steady.
●	Net loss was $808,000, or $0.63 per diluted share, compared to a net loss of $1.2 million, or $1.13 per diluted share, in the comparable year-ago period.

Key Performance Indicators (KPIs)

Unless otherwise specified, KPI data has been recorded as of the 2024 fiscal first quarter end (September 30, 2023).

●	Monthly recurring revenue (MRR) for the 2024 fiscal first quarter was $360,000, a 21.2% decrease compared to $456,000 for the comparable year-ago period, and a 9.6% decrease compared to $398,000 for the 2023 fiscal fourth quarter.
●	Total active reseller count for the 2024 fiscal first quarter was 99 resellers, a 43.5% increase compared to 69 resellers for the comparable year-ago period, and a 7.5% decrease compared to 107 resellers as of the 2023 fiscal fourth quarter.
●	Total end user count for the 2024 fiscal first quarter was 1,048 end users, a 27.2% decrease compared to 1,440 end users for the comparable year-ago period, and a 7.2% decrease compared to 1,129 end users as of the 2023 fiscal fourth quarter.

For more information, please see Locafy’s investor relations website at investors.locafy.com.

About Locafy

Founded in 2009, Locafy’s (Nasdaq: LCFY, LCFYW) mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

About Key Performance Indicators

Locafy defines MRR as the value of all recurring subscription contracts with active entitlements as at the end of each month. MRR across a period is the average of each month’s MRR within that period.

Locafy’s recent Platform upgrade caused a significant change to the calculation of average page metrics, and Locafy management no longer views these metrics as relevant indicators of the performance of Locafy technology. The Company may introduce additional KPIs in future quarters if deemed relevant long-term indicators of performance.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors and risk factors, including those discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on October 11, 2023, and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku

Gateway Investor Relations

(949) 574-3860

LCFY@gateway-grp.com

-Financial Tables to Follow-

Locafy Limited

Consolidated Statement of Profit or Loss and Other Comprehensive Income

	3 months to 30 Sep 2023 AUD $ (unaudited)	3 months to 30 Sep 2022 AUD $ (unaudited)
Revenue	1,087,642	1,436,807
Other income	43,860	169,952
Technology expense	(314,550)	(514,533)
Employee benefits expense	(927,342)	(1,788,103)
Occupancy expense	(17,461)	(16,187)
Advertising expense	(61,134)	(39,196)
Consultancy expense	(234,951)	(146,058)
Depreciation and amortization expense	(359,639)	(167,065)
Other expenses	(3,144)	(46,299)
Impairment of financial assets	-	(32,602)
Operating profit/(loss)	(786,719)	(1,143,284)
Financial cost	(21,373)	(19,948)
Profit/(Loss) before income tax	(808,092)	(1,163,232)
Income tax expense	-	-
Profit/(Loss) for the period	(808,092)	(1,163,232)

Other comprehensive income
Items that will be reclassified subsequently to profit and loss
Exchange differences on translating foreign operations	15,749	34,530
Total comprehensive profit/(loss) for the period	(792,343)	(1,128,702)

Earnings per share
Basic profit/(loss) per share	(0.63)	(1.13)
Diluted profit/(loss) per share	(0.63)	(1.13)

Locafy Limited

Consolidated Statement of Financial Position

	As at 30 Sep 2023 AUD $ (unaudited)	As at 30 Jun 2023 AUD $ (audited)	As at 30 Jun 2022 AUD $ (audited)
Assets
Cash and cash equivalents	1,773,145	3,174,700	4,083,735
Trade and other receivables	1,326,451	1,288,513	1,203,249
Other assets	301,836	356,782	230,094
Current assets	3,401,432	4,819,995	5,517,078
Property, plant and equipment	348,818	380,018	395,999
Right of use assets	291,577	314,596	406,673
Intangible assets	3,764,232	3,720,272	2,235,180
Non-current assets	4,404,627	4,414,886	3,037,852
Total assets	7,806,059	9,234,881	8,554,930

Liabilities
Trade and other payables	2,177,510	2,507,573	1,454,241
Borrowings	271,600	301,600	308,100
Provisions	215,450	214,465	473,006
Accrued expenses	259,830	512,611	511,848
Lease liabilities	105,222	85,165	32,672
Contract and other liabilities	153,143	152,211	137,342
Current liabilities	3,182,755	3,773,625	2,917,209
Lease liabilities	301,345	332,578	417,744
Provisions	52,291	48,271	25,988
Accrued expenses	90,450	90,450	76,504
Non-current liabilities	444,086	471,299	520,236
Total liabilities	3,626,841	4,244,924	3,437,445
Net assets/(liabilities)	4,179,218	4,989,957	5,117,485

Equity
Issued capital	47,835,074	47,930,486	45,038,037
Reserves	2,375,089	2,404,933	5,306,475
Accumulated losses	(46,030,945)	(45,345,462)	(45,227,027)
Total equity/(deficiency)	4,179,218	4,989,957	5,117,485

Locafy Limited

Consolidated Statement of Cash Flows

(Unaudited)

	3 months to 30 Sep 2023 AUD $ (unaudited)	FY2023 AUD $ (audited)	FY2022 AUD $ (audited)
Cash flows from operating activities
Receipts from customers (inclusive of GST)	939,249	4,463,725	3,038,044
Payments to suppliers and employees (inclusive of GST)	(1,624,006)	(7,005,510)	(7,999,866)
R&D Tax Incentive and government grants	-	386,181	803,042
Financial cost	(21,373)	(105,367)	(81,656)
Net cash used by operating activities	(706,130)	(2,260,971)	(4,240,436)

Cash flows from investing activities
Purchase of intellectual property	(486,955)	(1,617,446)	(1,615,192)
Purchase of property, plant and equipment	-	(2,170)	(390,339)
Net cash used by investing activities	(486,955)	(1,619,616)	(2,005,531)

Cash flows from financing activities
Proceeds from issue of shares	-	3,295,822	9,979,861
Payment for share issue costs	(199,668)	(403,373)	(639,429)
Repayment of borrowings	(30,000)	(6,500)	(97,500)
Leasing liabilities	(11,176)	(32,673)	(59,419)
Net cash from financing activities	(240,844)	2,853,276	9,183,513

Net increase/(decrease) in cash and cash equivalents	(1,433,929)	(1,027,311)	2,937,546
Net foreign exchange difference	32,374	118,276	495,458
Cash and cash equivalents at the beginning of the period	3,174,700	4,083,735	650,731
Cash and cash equivalents at the end of the period	1,773,145	3,174,700	4,083,735